

14046175

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response......12.00 | |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section

FEB 28 2014

Washington DC

SEC FILE NUMBER

8- 67189

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2013___ AND ENDING ___DECEMBER 31, 2013___

MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORPORATE FUEL SECURITIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 FIFTH AVENUE

(No. and Street)

OFFICIAL USE ONLY

FIRM I.D. NO.

| NEW YORK | NEW YORK | 10003 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN BODNAR                                                        (646) 572-0422

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH LLP

(Name – *if individual, state last, first, middle name*)

| 685 THIRD AVENUE | NEW YORK | NEW YORK | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____KEVIN BODNAR_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____CORPORATE FUEL SECURITIES LLC_____ , as of _____DECEMBER 31_____, 20 _13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____Signature_____

_____Managing Director_____
Title

_____Notary Public_____

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CORPORATE FUEL SECURITIES LLC**

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2013

# CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of December 31, 2013 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
www.markspaneth.com

Manhattan
Long Island
Westchester
Cayman Islands

**M Λ R K S  P Λ N E T H**
ACCOUNTANTS & ADVISORS

# INDEPENDENT AUDITORS' REPORT

To the Member
Corporate Fuel Securities LLC

We have audited the accompanying financial statements of Corporate Fuel Securities LLC (A limited liability company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Fuel Securities LLC at December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



An independent member of
**Morison** International

## Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 9 and 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

*Marks Paneth LLP*

New York, NY
February 25, 2014

CORPORATE FUEL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

| | | |
|---|---|---|
| Cash | $ | 482,400 |
| Other assets | | 554 |
| | $ | 482,954 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accrued expenses and other liabilities | $ | 52,521 |
| Member's Equity | | 430,433 |
| | $ | 482,954 |

CORPORATE FUEL SECURITIES LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---:|
| REVENUES | | |
| Financial advisory and placement fees | $ | 2,138,500 |
| | | |
| EXPENSES | | |
| Employee compensation and benefits | | 51,048 |
| Professional fees | | 108,590 |
| Rent | | 23,139 |
| Regulatory fees | | 11,523 |
| Communication and data services | | 5,941 |
| Other operating expenses | | 5,437 |
| | | |
| Total Expenses | | 205,678 |
| | | |
| NET INCOME | $ | 1,932,822 |

CORPORATE FUEL SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---:|
| Member's Equity - Beginning of Year | $ | 71,308 |
| Member's distributions | | (1,674,114) |
| Member's contributions | | 100,417 |
| Net income | | 1,932,822 |
| Member's Equity - End of Year | $ | 430,433 |

CORPORATE FUEL SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ | 1,932,822 |
| Adjustments to reconcile net income to net | | |
| cash provided by operating activities | | |
| Operating expenses deemed as member's contributions | | 80,417 |
| Decrease in accounts receivable | | 35,000 |
| Decrease in other assets | | 6,336 |
| Increase in accrued expenses and other liabilities | | 37,916 |
| | | |
| Net Cash Provided by Operating Activities | | 2,092,491 |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Member's contributions | | 20,000 |
| Member's distributions | | (1,674,114) |
| | | |
| Net Cash Used in Financing Activities | | (1,654,114) |
| | | |
| NET INCREASE IN CASH | | 438,377 |
| | | |
| Cash at Beginning of Year | | 44,023 |
| | | |
| Cash at End of Year | $ | 482,400 |
| | | |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | |
| Cash Paid During the Year for: | | |
| Interest | $ | - |
| | | |
| Income taxes | $ | - |
| | | |
| SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES | | |
| Operating expenses deemed as member's contributions | $ | 80,417 |

CORPORATE FUEL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

Corporate Fuel Securities LLC (the "Company"), (A Wholly-Owned Subsidiary of Corporate Fuel Advisors, LLC), is a New York Limited Liability Company formed on November 9, 2005, and commenced operations in July 2006.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placements of debt and equity securities and advisory services to other companies and does not hold customer funds or securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The private placement fees for the Company's services are determined based on contracts with their customers. The revenue is recognized over the life of the contract as private placement services are provided and when a transaction is closed.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in The United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

Income Taxes

The Company is not subject to federal, state, or local income taxes. The profit or loss of the Company passes directly to the member for income tax purposes.

The Company follows Financial Accounting Standards Board Accounting Standards Codification 740, *Income Taxes* for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company is no longer subject to tax examinations by the federal, state and local taxing authorities for years before 2010.

Subsequent Events

Management has evaluated, for potential financial statement recognition and/or disclosure, events subsequent to the date of the statement of financial condition through February 25, 2014 which is the date that the financial statements were available to be issued.

CORPORATE FUEL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

3. RELATED PARTY TRANSACTIONS

Corporate Fuel Advisors, LLC (the "Parent Company") and the Company may enter into joint arrangements with clients who require both financial advisory and private placement services. Each company recognizes revenue based on specific services provided to a client in accordance with the contractual terms of the agreements.

The Parent Company has agreed to pay for expenses incurred that are attributable to the Company for shared employees, office space and overhead. Such expenses are allocated on a reasonable basis, which the Company records monthly as a contribution to capital. These amounts totaled $80,417 for the year ended December 31, 2013.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2013, the Company's net capital of $429,879 exceeded required net capital of $5,000 by $424,879 and the ratio of aggregate indebtedness to net capital was .12 to 1.

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. As such, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

CORPORATE FUEL SECURITIES LLC
SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

NET CAPITAL
  Total member's equity qualified for net capital                                    $         430,433


  Deductions and/or credits:
  Nonallowable assets:
    Other assets                                                                                554


NET CAPITAL                                                                          $         429,879


AGGREGATE INDEBTEDNESS
  Accrued expenses and other liabilities                                             $          52,521


COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
  Minimum net capital required ($5,000 or 6-2/3% of aggregate indebtedness)          $           5,000

  Excess net capital                                                                 $         424,879

  Ratio of aggregate indebtedness to net capital                                                .12:1


No material differences exist between the above computation of net capital under Rule 15c3-1
and the Company's computation included in Part IIA of FORM X-17A-5 (unaudited) as of December 31, 2013.

See independent auditors' report.

CORPORATE FUEL SECURITIES LLC
SUPPLEMENTAL INFORMATION


COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION

DECEMBER 31, 2013


The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See independent auditors' report.

# CORPORATE FUEL SECURITIES LLC

## AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

## DECEMBER 31, 2013

**M ∧ R K S   P ∧ N E T H**

ACCOUNTANTS & ADVISORS

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
www.markspaneth.com

Manhattan
Long Island
Westchester
Cayman Islands

**M Λ R K S  P Λ N E T H**

ACCOUNTANTS & ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17 a-5(g)1a for Broker-Dealers Claiming an Exception from SEC Rule 15c3-3

To the Member
Corporate Fuel Securities LLC

In planning and performing our audit of the financial statements of Corporate Fuel Securities LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


An independent member of
**Morison** International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Marks Paneth LLP*

New York, NY
February 25, 2014

# CORPORATE FUEL SECURITIES LLC

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT
RECONCILIATION

DECEMBER 31, 2013

**M∧RKS P∧NETH**

ACCOUNTANTS & ADVISORS

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
www.markspaneth.com

Manhattan
Long Island
Westchester
Cayman Islands

**M Λ R K S  P Λ N E T H**

ACCOUNTANTS & ADVISORS

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Member
Corporate Fuel Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Corporate Fuel Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Corporate Fuel Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Corporate Fuel Securities LLC's management is responsible for Corporate Fuel Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Marks Paneth LLP*

New York, NY
February 25, 2014



An independent member of
**Morison** International

CORPORATE FUEL SECURITIES LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS

YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| TOTAL REVENUE | $ | 2,138,500 |
| GENERAL ASSESSMENT @ .0025 | | 5,346 |
| LESS PAYMENT MADE WITH SIPC-6 ON JULY 29, 2013 | | 1,244 |
| ASSESSMENT BALANCE DUE FEBRUARY 2014 | $ | 4,102 |